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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934



                             TRICORD SYSTEMS INC.
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                   89612110
        _______________________________________________________________
                                (CUSIP Number)

                               Joseph R. Canion
                          5 Post Oak Park, Suite 1655
                             Houston, Texas 77027
                                 713-871-8400
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 20, 2000
        _______________________________________________________________
            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13-d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D
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  CUSIP NO. 89612110
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Joseph R. Canion, ###-##-####
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4
      Not Applicable
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
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                          SOLE VOTING POWER
                     7
     NUMBER OF            3,281,500

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,281,500

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,281,500

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.44%
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      TYPE OF REPORTING PERSON*
14
      IN
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ITEM 1.  SECURITY AND ISSUER

     This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $0.01 par value (the "Common Stock") of Tricord Systems Inc., a Delaware corporation (the "Company") and amends the original Schedule 13D filed on December 23, 1998 ("Original Schedule 13D"). The principal executive offices of the Company are located at 2905 Northwest Boulevard, Suite 20, Plymouth MN 55441-2644.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) This statement is filed by Joseph R. Canion.

     (b) The business address of Mr. Canion is 5 Post Oak Park, Suite 1655, Houston, Texas 77027.

     (c) The principal occupation and employment of Mr. Canion is Chairman of Insource Technology Corp.

     (d) Mr. Canion has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Canion was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Canion is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Canion acquired with his personal funds all of the shares of Common Stock reported on this Statement. Mr. Canion did not borrow any of the funds used to purchase any of the shares of Common Stock reported on this Statement.

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ITEM 4.  PURPOSE OF TRANSACTION.

     The purpose of the filing of this Schedule 13D-A is to report the disposition by Mr. Canion of any beneficial ownership interest in certain shares of Common Stock of the Company which were reported on the Original Schedule 13D. As reported on the Original Schedule 13D, Mr. Canion reported beneficial interest in 4,281,500 shares. Of the shares reported on the Original Schedule 13D, 500,000 shares and warrants to acquire additional 500,000 shares were owned by trusts established by Mr. Canion and his wife for the benefit of their five children. Mr. Canion served as the sole trustee of the trusts, and he and his wife served on the advisory boards of the trusts with power to appoint successor trustees. On November 20, 2000, Mr. Canion and his wife resigned as trustee and successor trustee and as advisors to all five trusts, thereby reducing the beneficial ownership of Mr. Canion in shares of Common Stock to 3,281,500. The trustee of each trust is James M. Harris, and the names of the trusts are as follows:

     (a) The Canion Trust for the benefit of Rodney Scott Canion.

     (b) The Canion Trust for the benefit of Candace Canion Dickerson.

     (c) The Canion Trust for the benefit of Noelle Canion Courson.

     (d) The Canion Trust for the benefit of Laura Camille Canion.

     (e) The Canion Trust for the benefit of James Ross Canion.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Mr. Canion is the beneficial owner of 3,281,500 shares of Common Stock, or approximately 13.44% of the current outstanding shares of Common Stock of the Company. An aggregate of 1,500,000 of such shares are subject to options that are exercisable currently or in the next 60 days.

     Mr. Canion possesses sole voting and investment power with respect to 3,281,500 shares of Common Stock and shares voting and investment power with respect to no shares of Common Stock reported in this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     No changes.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS.

     None.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 20, 2000               /s/ Joseph R. Canion
_________________________       _______________________________________
Date                            Joseph R. Canion

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